

20549-0408

November 5, 2004

Edward M. Jamison
President
Community Bancorp
400 South 4th Street, Suite 215
Las Vegas, Nevada 89101

Re: Community Bancorp
      Form S-1, filed September 30, 2004
      File No. 333-119395

Dear Mr. Jamison:

We have the following comments on your filing. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page of the Prospectus

1. We will process your amendments without a price range, information about the selling shareholders' sale and related matters. However, because this information relates to numerous disclosure issues, we will need sufficient time to process your amendments when it is included. The missing information effects disclosure throughout the document

and may cause us to raise significant and numerous issues on areas of the filing we have not previously commented on.

2. Disclose that the selling shareholders include officers and directors.

Summary – page 1

3. Currently you use a lot of promotional language in the summary. For example, we note the phrases:

   - Strong growth,
   - High-achieving, growth oriented community bank,
   - Experienced management team,
   - Substantial growth.

   Please limit these types of statements, both here and in the body of the filing. Provide quantification of the matters you are describing where possible. Finally, balance your disclosure with weaknesses that you may have. We note for, example, the numerous risks that you include about the uncertain ability of the Las Vegas area to grow at current rates.

4. We note that the performance values you give in the summary text do not reflect the pro forma consequences of the offering. If the offering will have a material impact on the figures describe your performance on a pro-forma basis.

Community Bancorp – page1

5. If you retain compound growth rates, also disclose each year's growth rate.

Summary Consolidated Financial and Other Data – page 7

6. Please revise here and on page 24 to include your dividend payout ratio. Please refer to Item VI.3 of Industry Guide 3. Also, please reconcile your disclosure that you have not made a cash dividend since 2001 to the dividend activity in the consolidated statements of stockholders' equity.

Risk Factors - page 9

7. Your risk factor section contains numerous risks. In order to allow the reader to better focus on those that are most important please consider deleting risk factors that are generic to any bank. For example, we note the last one on page 13, the next to last on

page 14, the first on page 15 and the last one. If retained, either explain any specific risk faced by the company or state that the company does not know of any particular risk.

8. The first risk factor on page 11 seems to repeat early risk factors. Consider whether this risk factor might be combined with earlier risk factors.

Cautionary Note... - page 18

9. It appears to us that the bulleted items include and expand the cautions conveyed in your risk factors. Explain to us why this protection is necessary and not duplicative of the purpose of your Risk Factor section. Further, why is this listing of factors not generic and thus contrary to the principles of plain English? It might be helpful for us to understand the intent of this section in context with the protections afforded by PSLRA. Refer to Rule 175.

Capitalization – page 21

10. We note your disclosure here and elsewhere in the registration statement that you will record additional compensation expense related to the SARs based on the mid-point of the offering price range, which may be the appropriate assumed price for pro forma purposes. Please revise to clarify why you will not use the actual IPO price to record the liability upon completion of the offering since it is more representative of the fair value of your shares on the measurement date of the liability.

Management's Discussion and Analysis of Financial Condition and Results of Operations – page 24

11. Please revise your disclosures under Item 303 of Regulation S-K to include a separately captioned section that discloses and discusses your off-balance sheet arrangements.

Non-Interest Income – page 40

12. Please revise to provide additional information regarding the nature of the one time bond claim reimbursement of $514 thousand in 2001.

Allowance for Loan Losses – page 44

13. Please revise here and in the footnotes to the financial statements to clarify which loans are evaluated individually and which loans are collectively evaluated for impairment, clarifying your policy for evaluating each of these types or groups of loans under SFAS 114, SFAS 118 and SFAS 5.

14. In the tabular presentation of your allowance for loan loss activity, you have included $180 thousand in construction loans charged-off for the first six months of 2003; however, for the entire year of 2003 you report $0 in construction loans charged-off. Please revise to clarify.

15. We note that 75% of actual charge-offs in the last five years occurred in your commercial loan category. Please revise to clarify how your allowance for loan loss allocation reflects this statistic.

Liquidity – page 50

16. Please revise here and elsewhere, as appropriate, to disclose the amount available, subject to regulatory approval, for distribution as a dividend from the bank.

Our Business Activities – page 58

17. We note the recent change in "pricing model" you describe in the second paragraph and the significance you place on it. Please describe your previous "pricing model" so that investors can better understand your historical financial information.

18. Please revise to conform your discussion of lending activity by category to the loan categories disclosed in the MD&A section.

19. Please revise to discuss managements' objectives and policies for originating fixed rate versus variable rate loans.

20. We note you participate in syndicated loans. Please revise to clarify your related policies, including how you evaluate credit loss on purchased participations. Consider the need to revise the loan disclosures in the MD&A section to disclose the amounts of loan participations.

Summary Compensation Table – page 78

21. Please revise footnote (2) to explain what these figures represent.

Underwriting – page 85

22. Given the limited trading market for the stock, please provide a detailed discussion regarding the determination of the offering price. Consider including the following information:

- Comply with the requirement of Item 505 that you "describe" the "various factors considered in determining such offering price;"

- Describe any quantitative analysis that was undertaken to determine the offering price; including any formulas or multiples used, such as price to earnings and price to book multiples;

- Discuss how management used any recent trading prices of which it is aware in developing the offering price; reconcile any significant difference between these amounts and the offering price;

- Discuss and reconcile any significant differences between the price in this offering and any recent option grant prices and include any supporting analysis developed for those options.

Where you can find more information – page 89

23. Delete the qualification in the middle of the paragraph. Revise the prospectus so that it describes all material features of the agreements or documents that are filed as exhibits.

Interim Financial Statements – beginning on page F-2

24. Please revise the footnotes to the financial statements to discuss stock dividends distributable, including the basis for presenting these shares as outstanding equity.

25. Please revise to include either consolidated statements of stockholders' equity for the six months ended June 30, 2004 and 2003 or to provide summary activity information in the footnotes to these financial statements or disclose that there have been no material changes in your capital structure since the date of the last audited consolidated balance sheets.

Consolidated Balance Sheets – page F-2

26. Please revise the column headers to clarify which information is unaudited and which information is derived from your audited financial statements.

Note 7. Commitments and Contingencies – page F-9

27. Please revise to clarify how you have reflected your liability for standby letters of credit in the financial statements pursuant to FIN 45.

Audited Financial Statements – beginning on page F-12

28. Please revise the report of your independent accountants to remove the reference to Note 10 from the top of the page.

29. Please revise these financial statements based on our comments on your interim financial statements, as appropriate.

Consolidated Statements of Stockholders' Equity – F-15

30. In the sentence below the table, you have disclosed that total stock dividends per share were $0.09, $0.06, and $0.06 for the years ended December 31, 2003, 2002 and 2001, respectively. However, per the statements of stockholders' equity, you disclose the following stock dividends declared for each of the same years, $0.09, $0.03, and $0.00. Please revise to clarify.

Consolidated Statements of Cash Flows – F-16

31. Please revise to reconcile the amounts of dividends paid per the consolidated statement's of stockholders' equity to the consolidated statements of cash flows.

Employee Stock Plans – page F-21

32. Please refer to paragraph 143 of SFAS 123 and clarify why you believe the minimum valve method is appropriate for measuring compensation costs. Discuss the anticipated effect of using an option-pricing model, as set forth in paragraph 19 of SFAS 123, once your shares start trading.

Loans – page F-22

33. Your disclosure that 70% of your loan portfolio is comprised of variable rate loans does not appear to agree with the scheduled repayment of principal table on page 42. Please revise to clarify or advise.

Note 4. Loans – page F-26

34. Please revise to include the disclosures required by paragraph 20 of SFAS 114 for the year ended December 31, 2001.

Note 9. Stock Options and Stock Appreciation Rights – page F-30

35. You refer to FASB Interpretation No. 128 regarding the accounting for your SARs. It appears you are referring to FASB Interpretation No. 28. Please revise to clarify.

General

36. Please provide an updated consent from your independent accountants in the pre-effective amendment.

37. To the extent the effectiveness of the registration statement is delayed, please update the financial statements under Rule 3-12 of Regulation S-X.

* * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct any questions on accounting matters to Michael Volley, at 202-824-5568 or to Paul Cline, Senior Accountant, at 202-942-1782. Please direct any other questions to David Lyon at 202-942-1796, or to me at 202-942-2889.

Sincerely,

William C-L Friar
Senior Financial Analyst

By fax : John F. Stuart
       Fax number 805-545-8599